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                              October 14, 2022

       Yimin Wu
       Chief Executive Officer
       Infobird Co., Ltd
       Room 12A05, Block A, Boya International Center
       Building 2, No. 1 Courtyard, Lize Zhongyi Road
       Chaoyang District, Beijing, China 100102

                                                        Re: Infobird Co., Ltd
                                                            Form 20-F for the
fiscal year ended December 31, 2021
                                                            Response dated
September 15, 2022
                                                            File No. 001-40301

       Dear Yimin Wu:

              We have reviewed your September 15, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 8, 2022 letter.

       Form 20-F for the fiscal year ended December 31, 2021

       Cash and Asset Flows Through Our Organization, page viii

   1. We note your proposed disclosures in response to prior comment 8. Please revise to disclose whether you
have written cash management policies and procedures that
                                                        dictate how funds are
transferred, and if so, describe these policies and procedures (e.g., a policy that addresses
how a company handles any limitations on cash transfers due to PRC law).
              You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or
       Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.
 Yimin Wu
Infobird Co., Ltd
October 14, 2022
Page 2




FirstName LastNameYimin Wu       Sincerely,
Comapany NameInfobird Co., Ltd
                                 Division of Corporation Finance
October 14, 2022 Page 2          Office of Technology
FirstName LastName